UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Sections 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event
reported): August 14, 2002

Moore-Handley, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-14324	63-0819773
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Moore Handley, Inc.
3140 Pelham Parkway
Pelham, Alabama 35124
(Address of principal executive offices)
(Zip Code)

(205) 663-8011
(Registrant's telephone number, including area code)

ITEM 7. EXHIBITS.

(c) Exhibits.

Exhibit 99.1   Certification of William Riley, Chairman and Chief Executive Officer of Moore-Handley, Inc. (the "Company"), which accompanied the Company's Form 10-Q for the quarterly period ended June 30, 2002, pursuant to 18 United States Code § 1350.

Exhibit 99.2   Certification of Gary C. Mercer, Chief Financial Officer of the Company, which accompanied the Company's Form 10-Q for the quarterly period ended June 30, 2002, pursuant to 18 United States Code § 1350.

ITEM 9. REGULATION FD DISCLOSURE.

Attached hereto as Exhibits 99.1 and 99.2 and incorporated by reference are the certifications of William Riley, Chairman and Chief Executive Officer of the Company, and Gary C. Mercer, Chief Financial Officer of the Company, respectively, filed with the Securities and Exchange Commission pursuant to18 United States Code § 1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Moore-Handley, Inc
(Registrant)

By: /s/Gary C. Mercer
      Name: Gary C. Mercer
      Title: Chief Financial Officer

Date: August 14, 2002

Exhibit Index

Exhibit Number	Description
99.1	Certification of William Riley, Chairman and Chief Executive Officer of the Company, which accompanied the Company's Form 10-Q for the quarterly period ended June 30, 2002, pursuant to 18 United States Code § 1350.
99.2	Certification of Gary C. Mercer, Chief Financial Officer of the Company, which accompanied the Company's Form 10-Q for the quarterly period ended June 30, 2002, pursuant to 18 United States Code § 1350.

Exhibit 99.1

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 of Moore-Handley, Inc. (the "Company") filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/William Riley
Name: William Riley
Title: Chairman and Chief Executive
      Officer
Date: August 14, 2002

Exhibit 99.2

CERTIFICATION
Pursuant to 18 United States Code § 1350

       The undersigned hereby certifies that the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 of Moore-Handley, Inc. (the "Company") filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

           /s/ Gary C. Mercer

Name: Gary C. Mercer
Title: Chief Financial Officer
Date: August 14, 2002